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Exhibit 10(e) Opinion of Counsel - Emerging Markets Value

Shereff, Friedman, Hoffman & Goodman LLP
919 Third Avenue
New York, N.Y. 10022-9998
(212) 758-9500

September 25, 1995

Sanford C. Bernstein Fund, Inc.
767 Fifth Avenue
New York, New York 10153

Dear Sirs:

Sanford C. Bernstein Fund, Inc. (the "Fund"), which presently consists of eleven portfolios, Bernstein Emerging Markets Value, Bernstein Short Duration California Municipal, Bernstein Short Duration Diversified Municipal, Bernstein Short Duration New York Municipal, Bernstein Government Short Duration, Bernstein Short Duration Plus, Bernstein New York Municipal, Bernstein Diversified Municipal, Bernstein Intermediate Duration, Bernstein California Municipal and Bernstein International Value, is registered to issue and sell an indefinite number of shares of its Common Stock, par value $.001 per share (the "Common Stock"), in the manner and on the terms set forth in its Registration Statement on Form N-1A filed with the Securities and Exchange Commission (File No. 33-21844).

We have, as counsel, participated in various corporate and other proceedings relating to the Fund and to its Common Stock. We have examined copies, either certified or otherwise proved to our satisfaction to be genuine, of its Charter and By-Laws, as currently in effect, a certificate of good standing issued by the State Department of Assessments and Taxation of Maryland and other documents relating to its organization and operation, including but without limitation a copy of Articles Supplementary dated August 29, 1995, certified on September 1, 1995 by the State Department of Assessments and Taxation. We have also reviewed the above-mentioned Registration Statement and all amendments filed as of the date of this opinion and the documents filed as exhibits thereto. We are generally familiar with the corporate affairs of the Fund.

Based upon the foregoing, it is our opinion that:

The Fund has been duly organized and is validly existing under the laws of the State of Maryland.

1. The Fund is authorized to issue two billion (2,000,000,000) shares of Common Stock. Under Maryland law, shares of Common Stock which are issued and subsequently redeemed by the Fund will be, by virtue of such redemption, restored to the status of authorized and unissued shares.

2. Subject to the effectiveness of Post-Effective Amendment No. 12 to the above-mentioned Registration Statement and compliance with applicable state securities laws, upon the issuance of shares of the Bernstein Emerging Markets Value Portfolio for a consideration not less than the par value thereof as required by the laws of Maryland, and not less than the net asset value thereof as required by the Investment Company Act of 1940, as amended, and in accordance with the terms of the Registration Statement, such shares will be legally issued and outstanding and fully paid and non-assessable.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as a part of Post-Effective Amendment No. 12 to the above-mentioned Registration Statement and with any state securities commission where such filing is required.

We are members of the Bar of the State of New York and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the State of New York. We note that we are not licensed to practice law in the State of Maryland, and to the extent that any opinion

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expressed herein involves the law of Maryland, such opinion should be understood to be based solely upon our review of the documents referred to above, the published statutes of that State and, where applicable, published cases, rules or regulations of regulatory bodies of that State.

Very truly yours,

Shereff, Friedman, Hoffman & Goodman LLP